

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2020

Jim Robbins
Vice President of Finance and Administration
Viveve Medical, Inc.
345 Inverness Drive South
Building B, Suite 250
Englewood, CO 80112

> **Re: Viveve Medical, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 19, 2020**
> **File No. 001-11388**

Dear Mr. Robbins:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences